September 25, 2019

Greg Halpern
Chief Financial Officer
Max Sound Corporation
3525 Del Mar Heights Road #802
San Diego, CA 92130

       Re: Max Sound Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 29, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 14, 2019
           File No. 000-51886

Dear Mr. Halpern:

       We issued comments on the above captioned filings on August 5, 2019. On September 4,
2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Kathleen Collins, Accounting Branch Chief at 202-551-3499 or Craig
Wilson, Senior Assistant Chief Accountant at 202-551-3226 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Information Technologies
                                                           and Services